Filed pursuant to Rule 433

Dated April 17, 2019

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplements

dated April 15, 2019 and the

Prospectus dated February 28, 2018

Registration No. 333-223306

Aqua America, Inc.

Concurrent Offerings of

32,495,667 Shares of Common Stock
(the “Common Stock Offering”)

and

12,000,000 6.00% Tangible Equity Units
(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) (a) in the case of investors purchasing in the Common Stock Offering, the preliminary prospectus supplement, dated April 15, 2019, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) or (b) in the case of investors purchasing in the Units Offering, the preliminary prospectus supplement, dated April 15, 2019, relating to the Units Offering (the “Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated February 28, 2018, included in the Registration Statement (File No. 333-223306), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement.

Issuer:	Aqua America, Inc., a Pennsylvania corporation (“Issuer”).
Ticker/Exchange for Common Stock:	WTR/New York Stock Exchange (“NYSE”).
Pricing Date:	April 17, 2019.
Settlement Date:	April 23, 2019.
Last Reported Sale Price of the Common Stock on the NYSE on the Pricing Date:	$34.82

Common Stock Offering
Title of Securities:	Common stock, par value $0.50 per share, of Issuer (“Common Stock”).
Number of Shares of Common Stock Offered:	32,495,667 shares (or 37,370,017 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).
Outstanding Common Stock after Common Stock Offering:

210,587,288 shares (or 215,461,638 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Amounts are based on 178,091,621 shares of Common Stock outstanding as of December 31, 2018, and do not reflect the expected issuance of 21,661,095 shares in the Private Placement (as defined in the Preliminary Prospectus Supplements). In addition, share numbers and amounts do not reflect shares of Common Stock issuable upon settlement of the Purchase Contracts (as defined below), shares of Common Stock reserved for issuance upon exercise of stock options outstanding, shares of Common Stock reserved for issuance upon vesting of time based restricted stock units (including reinvested dividends), shares of Common Stock reserved for issuance upon the vesting of performance based restricted stock units or performance share units or additional shares the Issuer may issue under its dividend reinvestment program, employee stock purchase plan or 401(k) savings plans.

Common Stock Public Offering Price:	$34.62 per share.
$1,124,999,992 in the aggregate (or $1,293,749,989 in the aggregate if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).
Underwriting Discount:	$0.779 per share.
$25,314,125 in the aggregate (or $29,111,243 in the aggregate if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).
Estimated Net Proceeds to Issuer from the Common Stock Offering:	The net proceeds from the sale of Common Stock in the Common Stock Offering, after deducting the underwriting discounts and estimated offering expenses, will be approximately $1,098.3 million (or approximately $1,263.2 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

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Joint Bookrunners:	Goldman Sachs & Co. LLC RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC
Barclays Capital Inc.
Citizens Capital Markets, Inc.
The Huntington Investment Company
MUFG Securities Americas Inc.
J.P. Morgan Securities LLC
TD Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Boenning & Scattergood, Inc.
HSBC Securities (USA) Inc.
Janney Montgomery Scott LLC

Units Offering
Title of Securities:	6.00% Tangible Equity Units (the “Units”).
Number of Units Offered:	12,000,000 Units (or 13,800,000 Units if the underwriters of the Units Offering exercise their over-allotment option in full).
Stated Amount:	Each Unit has a stated amount of $50.00.
Composition of Units:

Each Unit is comprised of two parts:

•          a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

•          a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $8.62909 per Amortizing Note, bears interest at a rate of 3.00% per annum and has a final installment payment date of April 30, 2022.

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Fair Market Value of the Units:	Issuer has determined that the fair market value of each Purchase Contract is $41.37091 and the fair market value of each Amortizing Note is $8.62909.
Reference Price:	$50.00 divided by the then applicable Maximum Settlement Rate (as defined below) (the “Reference Price”), which is initially approximately equal to the Common Stock Public Offering Price per share in the concurrent Common Stock Offering described above.
Threshold Appreciation Price:	$50.00 divided by the then applicable Minimum Settlement Rate (as defined below) (the “Threshold Appreciation Price”), which is initially approximately $42.41 and represents a premium of approximately 22.5% over the Reference Price.
Minimum Settlement Rate:	1.1790 shares of Common Stock per Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus Supplement (the “Minimum Settlement Rate”).
Maximum Settlement Rate:	1.4442 shares of Common Stock per Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus Supplement (the “Maximum Settlement Rate”).
Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the “mandatory settlement date” (as defined in the Units Preliminary Prospectus Supplement), determined using the hypothetical “applicable market value” (as defined in the Units Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)
Less than the Reference Price	The Maximum Settlement Rate	Less than $50.00
Less than or equal to the Threshold Appreciation Price but greater than or equal to the Reference Price	A number of shares of Common Stock equal to $50.00, divided by the applicable market value	$50.00
Greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $50.00

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Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Stock Price
Effective Date	$10.00	$17.50	$25.00	$30.00	$34.62	$37.50	$40.00	$42.41	$45.00	$50.00	$60.00	$75.00	$100.00
April 23, 2019	1.1093	1.2275	1.2513	1.2383	1.2837	1.1947	1.1785	1.1641	1.1508	1.1340	1.1290	1.1382	1.1483
July 30, 2019	1.1358	1.2458	1.2667	1.2520	1.2882	1.2043	1.1865	1.1706	1.1561	1.1380	1.1332	1.1418	1.1510
October 30, 2019	1.1610	1.2630	1.2814	1.2652	1.2928	1.2135	1.1940	1.1766	1.1608	1.1415	1.1371	1.1451	1.1535
January 30, 2020	1.1867	1.2805	1.2964	1.2790	1.2979	1.2229	1.2016	1.1824	1.1652	1.1449	1.1411	1.1485	1.1560
April 30, 2020	1.2130	1.2982	1.3119	1.2933	1.3036	1.2327	1.2091	1.1881	1.1693	1.1481	1.1452	1.1518	1.1585
July 30, 2020	1.2399	1.3161	1.3277	1.3081	1.3096	1.2425	1.2164	1.1932	1.1727	1.1510	1.1493	1.1552	1.1611
October 30, 2020	1.2673	1.3343	1.3439	1.3238	1.3175	1.2527	1.2237	1.1978	1.1755	1.1538	1.1535	1.1586	1.1636
January 30, 2021	1.2953	1.3525	1.3605	1.3403	1.3382	1.2633	1.2306	1.2015	1.1773	1.1566	1.1577	1.1619	1.1662
April 30, 2021	1.3239	1.3710	1.3776	1.3581	1.3591	1.2746	1.2371	1.2041	1.1779	1.1599	1.1619	1.1653	1.1687
July 30, 2021	1.3531	1.3894	1.3951	1.3773	1.3802	1.2867	1.2427	1.2044	1.1769	1.1639	1.1662	1.1687	1.1713
October 30, 2021	1.3829	1.4079	1.4127	1.3987	1.4014	1.3005	1.2466	1.2013	1.1745	1.1687	1.1704	1.1721	1.1739
January 30, 2022	1.4132	1.4262	1.4297	1.4224	1.4227	1.3178	1.2470	1.1925	1.1736	1.1739	1.1747	1.1756	1.1764
April 30, 2022	1.4442	1.4442	1.4442	1.4442	1.4442	1.3333	1.2500	1.1790	1.1790	1.1790	1.1790	1.1790	1.1790

The exact stock price and effective date may not be set forth in the table above, in which case:

•          if the applicable stock price is between two stock prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•          if the applicable stock price is greater than $100.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•          if the applicable stock price is less than $10.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 1.4442, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

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Early Mandatory Settlement at Issuer’s Election:	Issuer has the right to settle the Purchase Contracts on or after January 30, 2020, in whole but not in part, on a date fixed by Issuer as described in the Units Preliminary Prospectus Supplement at the “early mandatory settlement rate,” which will be the Maximum Settlement Rate as of the notice date (as defined in the Units Preliminary Prospectus Supplement), unless the closing price (as defined in the Units Preliminary Prospectus Supplement) of Issuer’s Common Stock for at least 20 trading days (as defined in the Units Preliminary Prospectus Supplement) (whether or not consecutive), including the trading day immediately preceding the notice date in a period of 30 consecutive trading days ending on, and including, the trading day immediately preceding the notice date exceeds 130% of the Threshold Appreciation Price in effect on each such trading day, in which case the “early mandatory settlement rate” will be the Minimum Settlement Rate as of the notice date.
Acquisition Termination Redemption:

If the closing of the Acquisition has not occurred on or prior to April 22, 2020, or if, prior to such date, the Purchase Agreement is terminated, the Issuer may elect to redeem all, but not less than all, of the outstanding Purchase Contracts, for the applicable redemption amount, as described under “Description of the Purchase Contracts—Acquisition Termination Redemption” in the Units Preliminary Prospectus Supplement, by delivering notice during the five business day period immediately following the earlier of (x) April 22, 2020 if the closing of the Acquisition has not occurred on or prior to such date and (y) the date on which the Purchase Agreement is terminated.

“Redemption amount” per Purchase Contract means:

•         if the acquisition termination stock price (as defined in the Units Preliminary Prospectus Supplement) is equal to or less than the Reference Price, an amount of cash equal to (x) $50.00 less (y) the applicable repurchase price for the Amortizing Notes; or

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•          if the acquisition termination stock price is greater than the Reference Price, a number of shares of the Common Stock (the “acquisition redemption rate”) equal to the number of shares of Common Stock determined by reference to the table set forth above in “—Early Settlement Upon a Fundamental Change” (with references to “stock price” deemed to refer to the “acquisition termination stock price,” references to “fundamental change early settlement rate” deemed to refer to the “acquisition redemption rate,” and references to “effective date” deemed to refer to the date of the related acquisition termination redemption notice); provided that the Issuer may elect to pay cash in lieu of delivering any or all of the shares of Common Stock in an amount equal to such number of shares multiplied by the redemption market value; provided further that, if the Issuer so elects to pay cash, the Issuer will specify in the acquisition redemption notice (as defined in the Units Preliminary Prospectus Supplement) the number of shares of Common Stock that will be replaced with cash.

Initial Principal Amount of Amortizing Notes:	$8.62909 per Amortizing Note.
$103,549,080 in aggregate (or $119,081,442 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).
Installment Payment Dates:	Each January 30, April 30, July 30 and October 30, commencing on July 30, 2019, with a final installment payment date of April 30, 2022.
Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $0.75000 per Amortizing Note (except for the July 30, 2019 installment payment, which will be $0.80833 per Amortizing Note), which cash payment in the aggregate will be equivalent to 6.00% per annum with respect to each $50.00 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 3.00% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

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Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
July 30, 2019	$0.73858	$0.06975
October 30, 2019	$0.69082	$0.05918
January 30, 2020	$0.69600	$0.05400
April 30, 2020	$0.70122	$0.04878
July 30, 2020	$0.70648	$0.04352
October 30, 2020	$0.71178	$0.03822
January 30, 2021	$0.71712	$0.03288
April 30, 2021	$0.72250	$0.02750
July 30, 2021	$0.72792	$0.02208
October 30, 2021	$0.73337	$0.01663
January 30, 2022	$0.73888	$0.01112
April 30, 2022	$0.74442	$0.00558

Repurchase of Amortizing Notes at the Option of the Holder:	If Issuer elects to settle the Purchase Contracts early or in the event of an acquisition termination redemption (as defined in the Units Preliminary Prospectus Supplement), holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date (as defined in the Units Preliminary Prospectus Supplement), plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 3.00% per annum.
Units Public Offering Price:	$50.00 per Unit. $600,000,000 in the aggregate (or $690,000,000 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).
Underwriting Discount:	$1.125 per Unit. $13,500,000 in the aggregate (or $15,525,000 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).
Estimated Net Proceeds to Issuer from the Units Offering:	The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and estimated offering expenses, will be approximately $585.8 million (or approximately $673.7 million if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

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Joint Bookrunners:	RBC Capital Markets, LLC Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC
Barclays Capital Inc.
Citizens Capital Markets, Inc.
The Huntington Investment Company
MUFG Securities Americas Inc.
J.P. Morgan Securities LLC
TD Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Boenning & Scattergood, Inc.
HSBC Securities (USA) Inc.
Janney Montgomery Scott LLC
Listing:	Issuer has applied to list the Units on the NYSE under the symbol “WTRU.” However, Issuer can give no assurance that the Units will be so listed. If the Units are approved for listing, Issuer expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.
CUSIP for the Units:	03836W 202
ISIN for the Units:	US03836W2026
CUSIP for the Purchase Contracts:	03836W 301
ISIN for the Purchase Contracts:	US03836W3016
CUSIP for the Amortizing Notes:	03836W AA1
ISIN for the Amortizing Notes:	US03836WAA18

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Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable Preliminary Prospectus Supplement and other documents Issuer has filed with the SEC for more complete information about Issuer and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable Preliminary Prospectus Supplement and the accompanying prospectus if you request them by calling toll free at 1-866-471-2526 or 1-877-422-4089.

This communication should be read in conjunction with the applicable Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the applicable Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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